[GOL LETTERHEAD]

December 4, 2006

VIA FACSIMILE AND EDGAR

Mr. Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(1-202) 772-9202

Re:	Gol Linhas Aéreas Inteligentes S.A.
Application for Withdrawal of Registration Statement on Form F-3
File No. 333-134189

Dear Mr. Shenk:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gol Linhas Aéreas Inteligentes S.A. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-134189), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission on May 17, 2006, and has not been declared effective.

         Pursuant to the Registration Statement, the Company registered US$100,000,000 convertible senior notes due 2026 (the “Notes”), convertible into preferred shares or American Depository Shares of the Company.

         The Company is requesting the withdrawal of the Registration Statement because it does no longer contemplate a public offering of the Notes. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

         Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

         If you have any questions concerning our request for withdrawal, please call Andrew B. Jánszky of Shearman & Sterling, LLP, our counsel, at +55-11-3720-2202.

Very truly yours,

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark
	Name:	Richard F. Lark
	Title:	Chief Financial Officer